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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. DC 152 SECTION

SEC FILE NUMBER
8- 42316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goldsmith, Agio, Helms Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, 46th Floor
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kyle A. Pecha 612-339-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth St., 14th Floor, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald M. Caruso, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldsmith, Agio, Helms Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE KAY STOCK
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Goldsmith, Agio, Helms Securities, Inc.

(SEC I.D. No. 8-42316)

Financial Statements and Supplemental Information

December 31, 2005

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–8

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9

Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission 10–11

PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the Board of Directors and Stockholder of
Goldsmith, Agio, Helms Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Goldsmith, Agio, Helms Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 10, 2006

Goldsmith, Agio, Helms Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 39,940
Income tax receivable	164,943
Deferred income taxes	2,785
Prepaid expenses	4,595
Total assets	$ 212,263
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 12,500
Total liabilities	12,500
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, 500 shares issued and outstanding	5
Additional paid-in capital	14,995
Retained earnings	184,763
Total stockholder's equity	199,763
Total liabilities and stockholder's equity	$ 212,263

The accompanying notes are an integral part of these financial statements.

Goldsmith, Agio, Helms Securities, Inc.
Statement of Operations
Year Ended December 31, 2005

Revenues (Note 7)	
Accomplishment fees	$ 6,076,431
Consulting fee income	442,500
Realized gain	54,288
Other income	10,314
	6,583,533
Expenses	
Management fees, Parent (Note 6)	3,758,279
Management fees, affiliate	28,287
Commissions, benefits and payroll taxes	2,921,877
Professional fees	16,348
Regulatory fees	26,600
	6,751,391
Loss before benefit from income taxes	(167,858)
Benefit from income taxes	48,299
Net loss	$ (119,559)

The accompanying notes are an integral part of these financial statements.

Goldsmith, Agio, Helms Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2004	$ 5	$ 14,995	$ 304,322	$ 319,322
Net loss	-	-	(119,559)	(119,559)
Balances at December 31, 2005	$ 5	$ 14,995	$ 184,763	$ 199,763

The accompanying notes are an integral part of these financial statements.

Goldsmith, Agio, Helms Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (119,559)
Adjustments to reconcile net loss to net cash used in operating activities	
Deferred income taxes	4,445
Realized gain on the sale of securities	(54,288)
Proceeds from the sale of securities	210,288
Changes in operating assets and liabilities	
Prepaid expenses	(70)
Income taxes	(238,268)
Due to the Parent	(73,095)
Accounts payable and accrued expenses	(39,566)
Net cash used in operating activities	(310,113)
Cash	
Beginning of year	350,053
End of year	$ 39,940
Supplemental cash flow information	
Cash paid for income taxes	$ 190,377

The accompanying notes are an integral part of these financial statements.

1. Nature and Organization of Business

Business

Goldsmith, Agio, Helms Securities, Inc. (the "Company") is a privately held, registered securities broker-dealer. The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings primarily in the private capital markets. The Company, a member in the National Association of Securities Dealers, Inc., does not execute customer securities transactions and therefore does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company's outstanding shares are held 100% by Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"), an investment banking firm. The Parent is a limited liability company.

2. Summary of Significant Accounting Policies

Securities Owned

Securities owned are recorded at fair value based on quoted market prices, when available. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. If quoted market prices are not available, the securities are recorded at fair value as determined by management. Unrealized gains and losses are included in net income.

Revenue Recognition

Accomplishment fees from facilitating the sale of customers' businesses or business units, financing transactions and consulting fees are recognized when earned, typically upon closing of the transaction.

Income Taxes

The Company accounts for income taxes for financial reporting purposes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company uses the cash basis of accounting for income tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital as defined by Rule 15c3-1 of $27,440, which exceeds its required net capital of $5,000 by $22,440, and a ratio of aggregate indebtedness to net capital of 0.46 to 1.

4. Exemption

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

5. Income Taxes

The income tax benefit consists of the following at December 31, 2005:

Current	
Federal	$ (67,559)
State	14,815
Total current benefit	(52,744)
Deferred	
Federal	21,929
State	(17,484)
Total deferred provision	4,445
	$ (48,299)

Deferred income tax assets consist of the following at December 31, 2005:

Assets	
Accounts payable and accrued expenses	$ 6,100
Net operating loss carryforwards	16,772
Total deferred tax assets	22,872
Liabilities	
Prepaid expenses	(2,242)
Federal taxes due on state income tax receivables	(17,845)
Total deferred tax liabilities	(20,087)
Net deferred tax asset	$ 2,785

The benefit for income taxes for the year ended December 31, 2005 differs from the amount determined by applying the applicable federal statutory income tax rate of 35% to loss before taxes primarily as a result of state income taxes. No valuation allowance has been established against deferred tax assets because the Company believes the assets will be realized. At December 31, 2005, the Company had approximately $260,000 of state net operating loss carryforwards, which expire in 2025.

6. Related-Party Transactions

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the estimated cost of services provided to the Company. Management fees are calculated as 90% of any accomplishment fees or consulting fees earned by the Company after commissions, benefits, payroll taxes and regulatory fees are paid by the Parent. Under this agreement, the Parent has agreed to provide certain staff, administrative and facilities resources, and certain financial support to the Company. The Parent's full-time employees who provide services to the Company are paid commissions on closing of a particular transaction through the Parent's payroll system. During the year ended December 31, 2005, management fees to the Parent of $3,758,279 were charged to operations.

The Company generates invoices to customers for retainers and expenses incurred prior to the closing of a particular transaction. Under the terms of the management agreement with the Parent, all customer remittances associated with such invoices are to flow directly to the Parent to partially offset the Parent's expenses incurred in connection with the services provided to the Company (expense reimbursements). The Parent is the provider of the services or incurs costs for which expense reimbursement is sought and has the associated credit risk. Therefore, the Company does not reflect these expense reimbursements as revenue for financial reporting purposes, and does not reflect the outstanding expense reimbursement receivables and offsetting payables to the Parent. Invoice for retainers and expense incurred (including unbilled expenses) were $112,631 for the year ended December 31, 2005, of which $26,606 was unremitted by the customer at December 31, 2005.

These financial statements do not necessarily reflect the financial condition, statements of operations and cash flows of the Company as if it operated as an autonomous entity and had to independently obtain the services provided by the Parent. Accordingly, the related-party transactions may or may not be significantly different if entered into with an unaffiliated third party.

7. Major Customers

In 2005, the Company had one major customer that provided 75.3% of total revenues.

Goldsmith, Agio, Helms Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 — Schedule I

Net capital		
Total stockholder's equity from the statement of financial condition	$	199,763
Less: Nonallowable assets		
Income tax receivable		(164,943)
Deferred income taxes		(2,785)
Prepaid expenses		(4,595)
Net capital	$	27,440
Aggregate indebtedness		
Total liabilities from the statement of financial condition	$	12,500
Computation of net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	22,440
Ratio: Aggregate indebtedness to net capital		0.46 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	13,453
Changes in nonallowable assets		
Reduction of income tax receivable		16,772
Increase in deferred income taxes		(2,785)
Net capital per above	$	27,440
Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	26,487
Reduction of deferred income taxes		(13,987)
Aggregate indebtedness per above	$	12,500
Computation of net capital requirements		
Excess net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	8,453
Increase in net capital		13,987
Excess net capital per above	$	22,440

Due to the changes identified above, the Company's ratio of aggregate indebtedness to net capital changed from 1.97-to-1, as reported in the Company's Part II (unaudited) FOCUS report, to 0.46-to-1 per above.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
Goldsmith, Agio, Helms Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Goldsmith, Agio, Helms Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exceptive provisions of Rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer's securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

PRICEWATERHOUSECOOPERS

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 10, 2006